

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Brett D. Taylor
President and Director
C & C Tours, Inc.
2157 S. Lincoln Street
Salt Lake City, Utah 84106

Re: C & C Tours, Inc.
Amendment No. 1 to Form 10-12G
Filed December 26, 2012
File No. 000-54847

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated December 5, 2012. Please revise to disclose that Messrs. Taylor and Peters may be influenced towards target companies that would provide them with some benefit since they do not own any shares or are entitled to any compensation from you.

2.   Considering you have no shareholders that hold five percent or more of your outstanding shares, please disclose how Messrs. Taylor and Peters came into your employ.

Item 5. Directors and Executive Officers, page 14

3.   We note your responses to comments 5 and 15 and the revised disclosure on page 15. Please clarify if the 10 years of experience is only limited to his affiliation with Bingham Canyon Corporation and Cancer Capital Corporation. Also, please discuss the status of

those two companies. If they are still in the process of seeking a target, discuss the conflict this presents for you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Cindy Shy
         Via E-mail